FORM C		OMB APPROVAL
	UNITED STATES	**OMB Number: ####-####**
FORM C	**SECURITIES AND EXCHANGE COMMISSION**	
	Washington, D.C. 20549	**Estimated average burden hours per response: ##.#**

Form C: Filer Information

Filer CIK: `0001924902`

Filer CCC: `rvdkz*v7`

Is this a LIVE or TEST Filing? ◉ LIVE ○ TEST

Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption? ☐

Would you like a Return Copy? ☐

Submission Contact Information

Name: `Jeral Clyde II`

Phone Number: `4708144738`

Contact E-Mail Address: `biz@jeralclyde.com`

Notify via Filing Website only? ☐

Form C: Issuer Information

Issuer Information

Name of Issuer: `3umph Studios LLC`

Legal Status of Issuer:

Form: `Corporation`

Jurisdiction of Incorporation/Organization: `GEORGIA`

Date of Incorporation/Organization: `07-29-2022`

Physical Address of Issuer:

Address 1: `1700 NORTHSIDE DRIVE A7 1224`

City: `ATLANTA`

State/Country: `GEORGIA`

Mailing Zip/Postal Code: `30318`

Website of Issuer: `https://3umphstudios.com`

Is there a Co-issuer? ○ Yes ◉ No

Intermediary through which the Offering will be Conducted:

CIK: `0001788777`

Company Name: `Fundify Portal, LLC`

Commission File Number: `007-00216`

CRD Number: `000000000`

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

$300,000.00

Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No other arrangements for the intermediary.

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

1000000

Price:

5.00000

Price (or Method for Determining Price):

Number of shares divided by maximum raise amount according to SEC rules and regulations.

Target Offering Amount:

5000000.00

Oversubscriptions Accepted: ○ Yes ● No

Deadline to reach the Target Offering Amount:

06-13-2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Total Assets Most Recent Fiscal Year-end:

0.00

Total Assets Prior Fiscal Year-end:

0.00

Cash and Cash Equivalents Most Recent Fiscal Year-end:

0.00

Cash and Cash Equivalents Prior Fiscal Year-end:

0.00

Accounts Receivable Most Recent Fiscal Year-end:

0.00

Accounts Receivable Prior Fiscal Year-end:

0.00

Short-term Debt Most Recent Fiscal Year-end:

0.00

Short-term Debt Prior Fiscal Year-end:

0.00

Long-term Debt Most Recent Fiscal Year-end:

0.00

Long-term Debt Prior Fiscal Year-end:

0.00

Revenue/Sales Most Recent Fiscal Year-end:

0.00

Revenue/Sales Prior Fiscal Year-end:

0.00

Cost of Goods Sold Most Recent Fiscal Year-end:

0.00

Cost of Goods Sold Prior Fiscal Year-end:

0.00

Taxes Paid Most Recent Fiscal Year-end:

0.00

Taxes Paid Prior Fiscal Year-end:

0.00

Net Income Most Recent Fiscal Year-end:

0.00

Net Income Prior Fiscal Year-end:

0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALASKA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ARIZONA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ARKANSAS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

CALIFORNIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

COLORADO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

CONNECTICUT

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

DELAWARE

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

DISTRICT OF COLUMBIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

FLORIDA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

GEORGIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

HAWAII

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

IDAHO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ILLINOIS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

INDIANA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

IOWA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

KANSAS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

KENTUCKY

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

LOUISIANA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MAINE

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MARYLAND

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MASSACHUSETTS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MICHIGAN

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MINNESOTA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MISSISSIPPI

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MISSOURI

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MONTANA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEBRASKA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEVADA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEW HAMPSHIRE

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEW JERSEY

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEW MEXICO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEW YORK

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NORTH CAROLINA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NORTH DAKOTA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

OHIO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

OKLAHOMA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

OREGON

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

PENNSYLVANIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

PUERTO RICO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

RHODE ISLAND

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

SOUTH CAROLINA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

SOUTH DAKOTA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TENNESSEE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TEXAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	UTAH
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VERMONT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WASHINGTON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WEST VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WISCONSIN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WYOMING
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALBERTA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	BRITISH COLUMBIA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MANITOBA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW BRUNSWICK, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEWFOUNDLAND, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NOVA SCOTIA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ONTARIO, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PRINCE EDWARD ISLAND, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	QUEBEC, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SASKATCHEWAN, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	YUKON, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CANADA (FEDERAL LEVEL)

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	3umph Studios LLC

Signature:

Jeral Clyde II

Title:

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:

Jeral Clyde II

Title:

Chief Executive Officer

Date:

07-29-2022